SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Downstream acquisition in Chile

Rio de Janeiro, August 8, 2008 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that signed an agreement for the purchase of ExxonMobil’s stakes in Esso Chile Petrolera and in other associated Chilean companies.

The agreement covers the fuels business in the retail, industrial and aviation markets:

    • 230 service stations, including 109 in which Petrobras will have a real estate interest; about half of the total service stations include convenience stores.

    • Fuel distribution and sales at 11 airports;

    • Six fuel distribution terminals, four of which self-owned and two joint ventures.

    • 22% equity interest in the Sociedad Nacional de Oleoductos, and 33.3% in the Sociedad de Inversiones de Aviación.

    • Sales volumes, in 2007, of approximately 74,000, 40,000 and 20,000 m³/month in the retail, industrial, and aviation segments, respectively.

    • Market share of 16% and 14% for retail and industrial segments, respectively.

Change in control is expected to occur in the second quarter of 2009, with the payment of approximately $400 million.

ExxonMobil's Chemical, Lubes and Specialties businesses in Chile are excluded from this agreement.

With the acquisition of these distribution and logistics companies, Petrobras ensures high-quality services to consumers, accumulating the excellence in customer service and the technical qualifications of Esso Chile’s 1,320-strong local workforce.

The deal reinforces Petrobras’ image abroad, particularly in Chile, to where we exported, in 2007, crude oil, LPG, natural gas, petrochemicals, and lubricants, totalizing nearly $1.5 billion. The main derivatives supplier and the only refiner in the country is the state-owned corporation ENAP, with whom Petrobras has strong relationship.

This acquisition consolidates the Company’s presence in the fuel distribution segment in Latin America, where, over and beyond in Brazil, it already operates in Argentina, Colombia, Paraguay and Uruguay, with a network of nearly 1,000 service stations. Petrobras is an integrated energy company and a global leader in deepwater oil exploration and production, present in 27 countries, in four continents (the Americas, Africa, Asia and Europe).

The agreement is aligned with Petrobras’ Strategic Planning, which calls for selective expansion in profitable businesses in priority regions, such as Latin America.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 08, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.